SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,646,109	0.0869	0.0869

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the company	Exerc options	17	136,325	3.10248	422,945.59
			Total Buy		136,325		422,945.59

Shares	Common	Itaú Corretora	Sell	11	1,000	15.98	15,980.00
Shares	Common	Itaú Corretora	Sell	12	30	15.87	476.10
Shares	Common	Itaú Corretora	Sell	12	18,300	15.88	290,604.00
			Total Sell		19,330		307,060.10

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				7,932,300	0.0505	0.0505
Shares	Common				13,763,104	0.0877	0.0877

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,263,813,468		71.7691	71.7691

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	01	95,100	15.96	1,517,796.00
Shares	Common	Brasil Plural	Buy	01	2,300	15.97	36,731.00
Shares	Common	Brasil Plural	Buy	01	7,000	15.98	111,860.00
Shares	Common	Brasil Plural	Buy	01	10,500	15.99	167,895.00
Shares	Common	Brasil Plural	Buy	01	10,700	16.00	171,200.00
Shares	Common	Brasil Plural	Buy	01	7,600	16.01	121,676.00
Shares	Common	Brasil Plural	Buy	01	10,700	16.02	171,414.00
Shares	Common	Brasil Plural	Buy	01	18,700	16.03	299,761.00
Shares	Common	Brasil Plural	Buy	01	11,200	16.04	179,648.00
Shares	Common	Brasil Plural	Buy	01	24,300	16.05	390,015.00
Shares	Common	Brasil Plural	Buy	01	42,800	16.06	687,368.00
Shares	Common	Brasil Plural	Buy	01	21,000	16.07	337,470.00
Shares	Common	Brasil Plural	Buy	01	9,200	16.08	147,936.00
Shares	Common	Brasil Plural	Buy	01	9,600	16.09	154,464.00
Shares	Common	Brasil Plural	Buy	01	9,300	16.10	149,730.00
Shares	Common	Brasil Plural	Buy	01	1,200	16.11	19,332.00
Shares	Common	Brasil Plural	Buy	01	5,400	16.12	87,048.00
Shares	Common	Brasil Plural	Buy	01	8,800	16.13	141,944.00
Shares	Common	Brasil Plural	Buy	01	8,400	16.14	135,576.00
Shares	Common	Brasil Plural	Buy	01	2,500	16.15	40,375.00
Shares	Common	Brasil Plural	Buy	01	2,800	16.16	45,248.00
Shares	Common	Brasil Plural	Buy	01	1,800	16.17	29,106.00
Shares	Common	Brasil Plural	Buy	01	600	16.18	9,708.00
Shares	Common	Brasil Plural	Buy	01	2,900	16.19	46,951.00
Shares	Common	Brasil Plural	Buy	01	5,300	16.20	85,860.00
Shares	Common	Brasil Plural	Buy	01	15,700	16.21	254,497.00
Shares	Common	Brasil Plural	Buy	01	11,800	16.22	191,396.00
Shares	Common	Brasil Plural	Buy	01	11,900	16.23	193,137.00
Shares	Common	Brasil Plural	Buy	01	7,600	16.24	123,424.00
Shares	Common	Brasil Plural	Buy	01	6,600	16.25	107,250.00
Shares	Common	Brasil Plural	Buy	01	10,300	16.26	167,478.00
Shares	Common	Brasil Plural	Buy	01	17,400	16.27	283,098.00
Shares	Common	Brasil Plural	Buy	01	13,500	16.28	219,780.00
Shares	Common	Brasil Plural	Buy	01	4,200	16.29	68,418.00
Shares	Common	Brasil Plural	Buy	01	6,600	16.30	107,580.00
Shares	Common	Brasil Plural	Buy	01	9,000	16.31	146,790.00
Shares	Common	Brasil Plural	Buy	01	6,600	16.32	107,712.00
Shares	Common	Brasil Plural	Buy	01	8,600	16.33	140,438.00
Shares	Common	Brasil Plural	Buy	01	1,200	16.34	19,608.00
Shares	Common	Brasil Plural	Buy	01	16,100	16.35	263,235.00
Shares	Common	Brasil Plural	Buy	02	1,200	15.85	19,020.00
Shares	Common	Brasil Plural	Buy	02	13,900	15.86	220,454.00

Shares	Common	Brasil Plural	Buy	02	21,600	15.87	342,792.00
Shares	Common	Brasil Plural	Buy	02	63,000	15.88	1,000,440.00
Shares	Common	Brasil Plural	Buy	02	29,700	15.89	471,933.00
Shares	Common	Brasil Plural	Buy	02	47,000	15.90	747,300.00
Shares	Common	Brasil Plural	Buy	02	31,600	15.91	502,756.00
Shares	Common	Brasil Plural	Buy	02	21,900	15.92	348,648.00
Shares	Common	Brasil Plural	Buy	02	79,300	15.93	1,263,249.00
Shares	Common	Brasil Plural	Buy	02	16,600	15.94	264,604.00
Shares	Common	Brasil Plural	Buy	02	6,800	15.95	108,460.00
Shares	Common	Brasil Plural	Buy	02	28,700	15.96	458,052.00
Shares	Common	Brasil Plural	Buy	03	400	16.00	6,400.00
Shares	Common	Brasil Plural	Buy	03	200	16.05	3,210.00
Shares	Common	Brasil Plural	Buy	03	400	16.12	6,448.00
Shares	Common	Itaú Corretora	Buy	05	34,300	16.00	548,800.00
Shares	Common	Itaú Corretora	Buy	05	8,000	16.02	128,160.00
Shares	Common	Itaú Corretora	Buy	05	9,900	16.03	158,697.00
Shares	Common	Itaú Corretora	Buy	05	35,200	16.04	564,608.00
Shares	Common	Itaú Corretora	Buy	05	81,800	16.05	1,312,890.00
Shares	Common	Itaú Corretora	Buy	05	13,400	16.06	215,204.00
Shares	Common	Itaú Corretora	Buy	05	117,400	16.07	1,886,618.00
Shares	Common	Itaú Corretora	Buy	08	1,200	15.77	18,924.00
Shares	Common	Itaú Corretora	Buy	08	1,600	15.78	25,248.00
Shares	Common	Itaú Corretora	Buy	08	2,300	15.79	36,317.00
Shares	Common	Itaú Corretora	Buy	08	44,900	15.80	709,420.00
Shares	Common	Itaú Corretora	Buy	08	4,000	15.82	63,280.00
Shares	Common	Itaú Corretora	Buy	08	10,400	15.83	164,632.00
Shares	Common	Itaú Corretora	Buy	08	17,000	15.84	269,280.00
Shares	Common	Itaú Corretora	Buy	08	68,600	15.85	1,087,310.00
Shares	Common	Itaú Corretora	Buy	08	1,400	15.88	22,232.00
Shares	Common	Itaú Corretora	Buy	08	9,700	15.89	154,133.00
Shares	Common	Itaú Corretora	Buy	08	88,900	15.90	1,413,510.00
Shares	Common	Itaú Corretora	Buy	08	2,100	15.94	33,474.00
Shares	Common	Itaú Corretora	Buy	08	47,900	15.95	764,005.00
Shares	Common	Itaú Corretora	Buy	08	2,000	15.97	31,940.00
Shares	Common	Itaú Corretora	Buy	08	1,900	15.98	30,362.00
Shares	Common	Itaú Corretora	Buy	08	46,100	16.00	737,600.00
Shares	Common	Itaú Corretora	Buy	08	16,600	16.02	265,932.00
Shares	Common	Itaú Corretora	Buy	08	33,400	16.03	535,402.00
Shares	Common	Itaú Corretora	Buy	08	2,500	16.04	40,100.00
Shares	Common	Itaú Corretora	Buy	08	48,300	16.05	775,215.00
Shares	Common	Itaú Corretora	Buy	08	3,900	16.06	62,634.00
Shares	Common	Itaú Corretora	Buy	08	3,500	16.07	56,245.00
Shares	Common	Itaú Corretora	Buy	08	6,800	16.08	109,344.00
Shares	Common	Itaú Corretora	Buy	08	10,100	16.09	162,509.00
Shares	Common	Itaú Corretora	Buy	08	24,900	16.10	400,890.00
Shares	Common	Itaú Corretora	Buy	09	1,200	15.60	18,720.00
Shares	Common	Itaú Corretora	Buy	09	600	15.61	9,366.00
Shares	Common	Itaú Corretora	Buy	09	5,600	15.62	87,472.00
Shares	Common	Itaú Corretora	Buy	09	6,700	15.63	104,721.00
Shares	Common	Itaú Corretora	Buy	09	24,000	15.64	375,360.00
Shares	Common	Itaú Corretora	Buy	09	81,800	15.65	1,280,170.00
Shares	Common	Itaú Corretora	Buy	09	20,400	15.66	319,464.00
Shares	Common	Itaú Corretora	Buy	09	36,100	15.67	565,687.00
Shares	Common	Itaú Corretora	Buy	09	7,000	15.68	109,760.00
Shares	Common	Itaú Corretora	Buy	09	69,400	15.69	1,088,886.00
Shares	Common	Itaú Corretora	Buy	09	86,400	15.70	1,356,480.00
Shares	Common	Itaú Corretora	Buy	10	1,900	15.55	29,545.00
Shares	Common	Itaú Corretora	Buy	10	2,700	15.56	42,012.00
Shares	Common	Itaú Corretora	Buy	10	5,000	15.57	77,850.00
Shares	Common	Itaú Corretora	Buy	10	5,100	15.58	79,458.00

Shares	Common	Itaú Corretora	Buy	10	4,400	15.59	68,596.00
Shares	Common	Itaú Corretora	Buy	10	10,700	15.60	166,920.00
Shares	Common	Itaú Corretora	Buy	10	400	15.61	6,244.00
Shares	Common	Itaú Corretora	Buy	10	1,100	15.62	17,182.00
Shares	Common	Itaú Corretora	Buy	10	1,300	15.63	20,319.00
Shares	Common	Itaú Corretora	Buy	10	2,800	15.64	43,792.00
Shares	Common	Itaú Corretora	Buy	10	32,200	15.65	503,930.00
Shares	Common	Bradesco	Buy	12	1,200	15.85	19,020.00
Shares	Common	Bradesco	Buy	12	10,000	15.87	158,700.00
Shares	Common	Bradesco	Buy	12	4,300	15.89	63,327.00
Shares	Common	Bradesco	Buy	12	172,500	15.90	2,742,750.00
Shares	Common	Itaú Corretora	Buy	17	13,600	15.92	216,512.00
Shares	Common	Itaú Corretora	Buy	17	58,000	15.93	923,940.00
Shares	Common	Itaú Corretora	Buy	17	3,800	15.94	60,572.00
Shares	Common	Itaú Corretora	Buy	17	82,600	15.95	1,317,470.00
Shares	Common	Itaú Corretora	Buy	17	9,900	16.00	158,400.00
Shares	Common	Itaú Corretora	Buy	18	1,900	15.92	30,248.00
Shares	Common	Itaú Corretora	Buy	22	1,200	16.19	19,428.00
Shares	Common	Itaú Corretora	Buy	22	8,500	16.20	137,700.00
Shares	Common	Itaú Corretora	Buy	22	4,800	16.21	77,808.00
Shares	Common	Itaú Corretora	Buy	22	1,500	16.23	24,345.00
Shares	Common	Itaú Corretora	Buy	22	17,500	16.24	284,200.00
Shares	Common	Itaú Corretora	Buy	22	21,200	16.25	344,500.00
Shares	Common	Itaú Corretora	Buy	22	14,700	16.26	239,022.00
Shares	Common	Itaú Corretora	Buy	22	17,200	16.27	279,844.00
Shares	Common	Itaú Corretora	Buy	22	15,600	16.28	253,968.00
Shares	Common	Itaú Corretora	Buy	22	24,800	16.29	403,992.00
Shares	Common	Itaú Corretora	Buy	22	102,500	16.30	1,670,750.00
Shares	Common	Itaú Corretora	Buy	22	20,700	16.37	338,859.00
Shares	Common	Itaú Corretora	Buy	22	3,200	16.38	52,416.00
Shares	Common	Itaú Corretora	Buy	22	3,000	16.39	49,170.00
Shares	Common	Itaú Corretora	Buy	23	1,100	16.19	17,809.00
Shares	Common	Itaú Corretora	Buy	23	11,600	16.20	187,920.00
Shares	Common	Itaú Corretora	Buy	23	28,900	16.21	468,469.00
Shares	Common	Itaú Corretora	Buy	23	32,500	16.22	527,150.00
Shares	Common	Itaú Corretora	Buy	23	14,000	16.23	227,220.00
Shares	Common	Itaú Corretora	Buy	23	16,600	16.24	269,584.00
Shares	Common	Itaú Corretora	Buy	23	28,000	16.25	455,000.00
Shares	Common	Itaú Corretora	Buy	23	13,900	16.26	226,014.00
Shares	Common	Itaú Corretora	Buy	23	2,400	16.29	39,096.00
Shares	Common	Itaú Corretora	Buy	23	1,500	16.30	24,450.00
Shares	Common	Itaú Corretora	Buy	23	1,400	16.32	22,848.00
Shares	Common	Itaú Corretora	Buy	23	6,400	16.33	104,512.00
Shares	Common	Itaú Corretora	Buy	23	12,300	16.34	200,982.00
Shares	Common	Itaú Corretora	Buy	23	26,000	16.35	425,100.00
Shares	Common	Itaú Corretora	Buy	23	3,400	16.39	55,726.00
Shares	Common	Itaú Corretora	Buy	24	700	16.18	11,326.00
Shares	Common	Itaú Corretora	Buy	24	3,700	16.19	59,903.00
Shares	Common	Itaú Corretora	Buy	24	22,900	16.20	370,980.00
Shares	Common	Itaú Corretora	Buy	24	1,800	16.22	29,196.00
Shares	Common	Itaú Corretora	Buy	24	6,100	16.23	99,003.00
Shares	Common	Itaú Corretora	Buy	24	4,100	16.24	66,584.00
Shares	Common	Itaú Corretora	Buy	24	8,300	16.25	134,875.00
Shares	Common	Itaú Corretora	Buy	24	500	16.26	8,130.00
Shares	Common	Itaú Corretora	Buy	24	200	16.27	3,254.00
Shares	Common	Itaú Corretora	Buy	24	2,600	16.28	42,328.00
Shares	Common	Itaú Corretora	Buy	24	4,600	16.29	74,934,.00
Shares	Common	Itaú Corretora	Buy	24	14,500	16.30	236,350.00
Shares	Common	Itaú Corretora	Buy	24	1,300	16.31	21,203.00
Shares	Common	Itaú Corretora	Buy	24	1,300	16.32	21,216.00

Shares	Common	Itaú Corretora	Buy	24	1,200	16.33	19,596.00
Shares	Common	Itaú Corretora	Buy	24	1,400	16.34	22,876.00
Shares	Common	Itaú Corretora	Buy	24	100	16.35	1,635.00
Shares	Common	Itaú Corretora	Buy	24	1,200	16.36	19,632.00
Shares	Common	Itaú Corretora	Buy	24	600	16.37	9,822.00
Shares	Common	Itaú Corretora	Buy	24	200	16.39	3,278.00
Shares	Common	Itaú Corretora	Buy	24	700	16.40	11,480.00
Shares	Common	Itaú Corretora	Buy	25	1,700	16.17	27,489.00
Shares	Common	Itaú Corretora	Buy	25	7,900	16.18	127,822.00
Shares	Common	Itaú Corretora	Buy	25	16,000	16.19	259,040.00
Shares	Common	Itaú Corretora	Buy	25	24,300	16.20	393,660.00
Shares	Common	Itaú Corretora	Buy	25	33,900	16.21	549,519.00
Shares	Common	Itaú Corretora	Buy	25	20,300	16.22	329,266.00
Shares	Common	Itaú Corretora	Buy	25	23,700	16.23	384,651.00
Shares	Common	Itaú Corretora	Buy	25	11,300	16.24	183,512.00
Shares	Common	Itaú Corretora	Buy	25	24,900	16.25	404,625.00
Shares	Common	Itaú Corretora	Buy	25	3,400	16.26	55,284.00
Shares	Common	Itaú Corretora	Buy	25	4,300	16.27	69,961.00
Shares	Common	Itaú Corretora	Buy	25	6,900	16.28	112,332.00
Shares	Common	Itaú Corretora	Buy	25	13,400	16.29	218,286.00
Shares	Common	Itaú Corretora	Buy	25	45,200	16.30	736,760.00
Shares	Common	Itaú Corretora	Buy	25	10,400	16.31	169,624.00
Shares	Common	Itaú Corretora	Buy	25	10,200	16.32	166,464.00
Shares	Common	Itaú Corretora	Buy	25	14,700	16.33	240,051.00
Shares	Common	Itaú Corretora	Buy	25	15,800	16.34	258,172.00
Shares	Common	Itaú Corretora	Buy	25	49,000	16.35	801,150.00
Shares	Common	Itaú Corretora	Buy	25	78,000	16.36	1,276,080.00
Shares	Common	Itaú Corretora	Buy	25	11,300	16.37	184,981.00
Shares	Common	Itaú Corretora	Buy	25	14,900	16.38	244,062.00
Shares	Common	Itaú Corretora	Buy	25	24,400	16.39	399,916.00
Shares	Common	Itaú Corretora	Buy	25	34,100	16.40	559,240.00
Shares	Common	Itaú Corretora	Buy	26	15,100	16.25	245,375.00
Shares	Common	Itaú Corretora	Buy	26	16,400	16.26	266,664.00
Shares	Common	Itaú Corretora	Buy	26	4,800	16.27	78,096.00
Shares	Common	Itaú Corretora	Buy	26	12,200	16.28	198,616.00
Shares	Common	Itaú Corretora	Buy	26	23,700	16.29	386,073.00
Shares	Common	Itaú Corretora	Buy	26	36,200	16.30	590,060.00
Shares	Common	Itaú Corretora	Buy	26	600	16.31	9,786.00
Shares	Common	Itaú Corretora	Buy	26	5,900	16.32	96,288.00
Shares	Common	Itaú Corretora	Buy	26	13,500	16.33	220,455.00
Shares	Common	Itaú Corretora	Buy	26	19,400	16.34	316,996.00
Shares	Common	Itaú Corretora	Buy	26	20,500	16.35	335,175.00
Shares	Common	Itaú Corretora	Buy	26	4,100	16.36	67,076.00
Shares	Common	Itaú Corretora	Buy	26	2,400	16.37	39,288.00
Shares	Common	Itaú Corretora	Buy	26	4,400	16.38	72,072.00
Shares	Common	Itaú Corretora	Buy	26	13,000	16.39	213,070.00
Shares	Common	Itaú Corretora	Buy	26	63,100	16.40	1,034,840.00
Shares	Common	Itaú Corretora	Buy	26	15,200	16.41	249,432.00
Shares	Common	Itaú Corretora	Buy	26	7,300	16.42	119,866.00
Shares	Common	Itaú Corretora	Buy	26	9,600	16.43	157,728.00
Shares	Common	Itaú Corretora	Buy	26	15,300	16.44	251,532.00
Shares	Common	Itaú Corretora	Buy	26	30,400	16.45	500,080.00
Shares	Common	Itaú Corretora	Buy	26	22,100	16.46	363,766.00
Shares	Common	Itaú Corretora	Buy	26	38,700	16.47	637,389.00
Shares	Common	Itaú Corretora	Buy	26	12,100	16.48	199,408.00
Shares	Common	Itaú Corretora	Buy	26	12,800	16.49	211,072.00
Shares	Common	Itaú Corretora	Buy	26	31,200	16.50	514,800.00
Shares	Common	Itaú Corretora	Buy	29	2,300	15.83	36,409.00
Shares	Common	Itaú Corretora	Buy	29	4,200	15.84	66,528.00
Shares	Common	Itaú Corretora	Buy	29	7,200	15.85	114,120.00

Shares	Common	Itaú Corretora	Buy	29	1,800	15.86	28,548.00
Shares	Common	Itaú Corretora	Buy	29	3,400	15.87	53,958.00
Shares	Common	Itaú Corretora	Buy	29	5,500	15.88	87,340.00
Shares	Common	Itaú Corretora	Buy	29	6,400	15.89	101,696.00
Shares	Common	Itaú Corretora	Buy	29	15,800	15.90	251,220.00
Shares	Common	Itaú Corretora	Buy	29	1,300	15.91	20,683.00
Shares	Common	Itaú Corretora	Buy	29	1,200	15.92	19,104.00
Shares	Common	Itaú Corretora	Buy	29	300	15.93	4,779.00
Shares	Common	Itaú Corretora	Buy	29	1,400	15.94	22,316.00
Shares	Common	Itaú Corretora	Buy	29	14,900	15.95	237,655.00
Shares	Common	Itaú Corretora	Buy	29	400	15.96	6,384.00
Shares	Common	Itaú Corretora	Buy	29	3,900	15.97	62,283.00
Shares	Common	Itaú Corretora	Buy	29	7,000	15.98	111,860.00
Shares	Common	Itaú Corretora	Buy	29	25,600	15.99	409,344.00
Shares	Common	Itaú Corretora	Buy	29	84,500	16.00	1,352,000.00
Shares	Common	Itaú Corretora	Buy	29	5,300	16.01	84,853.00
Shares	Common	Itaú Corretora	Buy	29	7,100	16.02	113,472.00
Shares	Common	Itaú Corretora	Buy	29	1,100	16.03	17,633.00
Shares	Common	Itaú Corretora	Buy	29	3,100	16.04	49,724.00
Shares	Common	Itaú Corretora	Buy	29	2,900	16.05	46,545.00
Shares	Common	Itaú Corretora	Buy	29	2,800	16.06	44,968.00
Shares	Common	Itaú Corretora	Buy	29	2,400	16.07	38,568.00
Shares	Common	Itaú Corretora	Buy	29	2,500	16.08	40,200.00
Shares	Common	Itaú Corretora	Buy	29	300	16.09	4,827.00
Shares	Common	Itaú Corretora	Buy	29	1,800	16.10	28,980.00
Shares	Common	Itaú Corretora	Buy	29	300	16.11	4,833.00
Shares	Common	Itaú Corretora	Buy	29	800	16.14	12,912.00
			Total Buy		4,105,600		65,992,952.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,267,919,068		71.7724	71.7724

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  September, 2014 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		9,825	0.0001	0.0001

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer